Smart Sand, Inc.

1725 Hughes Landing Blvd, Suite 800

The Woodlands, Texas 77380

January 4, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	John Reynolds, Assistant Director

Office of Beverages, Apparel and Mining

Re:	Smart Sand, Inc.

Registration Statement on Form S-3

Filed December 11, 2017

File No. 333-221994

Ladies and Gentlemen:

Set forth below is the response of Smart Sand, Inc., a Delaware corporation (the “Company” or “our”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 2, 2018 with respect to the Company’s Registration Statement on Form S-3, File No. 333-221994, filed with the Commission on December 11, 2017 (the “Registration Statement”).

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

Description of Debt Securities, page 15

1.    We note your disclosure on pages 16 and 19 that your direct or indirect subsidiaries may guarantee the debt securities. If you intend to issue guarantees under the indenture, please include the guarantees in the registration fee table, add the subsidiaries that may guarantee the debt securities as registrants to the filing, and revise the legal opinion to include the guarantees. Please also tell us how you intend to comply with the financial statements requirements for subsidiary guarantors as set forth in Rule 3-10 of Regulation S-X. If you intend to add subsidiary guarantors in the future, tell us how you plan to add such guarantors as co-registrants. For guidance, please refer to Example No. 2 in Appendix B of Securities Act Release No. 33-7649 (February 26, 1999).

Securities and Exchange Commission

January 4, 2018

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that while the disclosure in the Registration Statement contemplates possible future guarantors of the Company’s debt securities, the Company does not intend to issue guarantees under the Registration Statement. Therefore, the Company has determined that it is not required to include the guarantees in the registration fee table, add any subsidiary guarantors as registrants to the filing, or revise the legal opinion to include the guarantees. Furthermore, because no subsidiary guarantees will be registered by the Registration Statement, the information required by Rule 3-10 of Regulation S-X relating to subsidiary guarantors is not required.

While the form of indenture provides the Company with the flexibility to include subsidiary guarantors, the Company acknowledges that if it were to add a subsidiary guarantor for debt securities that it may desire to issue, the Company would be required to file a new registration statement that includes the guarantee in the registration fee table, includes the subsidiary guarantor as a registrant, files a legal opinion covering the guarantee, and complies with Rule 3-10 of Regulation S-X.

Please direct any questions or comments regarding the foregoing to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

SMART SAND, INC.

By:	/s/ Charles E. Young
Charles E. Young
Chief Executive Officer

cc:	Ryan J. Maierson, Latham & Watkins LLP